April 27, 1999

The Growth Fund of Washington, Inc.
1101 Vermont Avenue, N.W.
Washington, DC  20005
Re: Post-Effective Amendment No. 24 (the "Amendment")

Dear Sirs:
As counsel for The Growth Fund of Washington, Inc. (the "Fund"), we are familiar with the Fund's registration under the Investment Company Act of 1940 and with the registration statement relating to its Common Shares (the "Shares") under the Securities Act of 1933 (File No. 2-97999) (the "Registration Statement"). We also have examined such other corporate records, agreements, documents and instruments as we deemed appropriate.

Based upon the foregoing, it is our opinion that the Shares being offered for sale by the Fund, when sold at the public offering price and delivered by the Fund against receipt of the net asset value of the Shares in accordance with the terms of the Registration Statement and the requirements of applicable law, will have been duly and validly authorized, legally and validly issued, and fully paid and non-assessable.

We consent to the filing of this opinion as an exhibit to the Amendment which is filed pursuant to Section 24(e) under the Investment Company Act of 1940 on behalf of the Fund with the Securities and Exchange Commission.
Very truly yours,
/S/ Dechert Price & Rhoads